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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                                  IMREG, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                             Class A Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   452908106
        _______________________________________________________________
                                (CUSIP Number)

  John M. Klimek, 30 N. LaSalle, Ste. 3500, Chicago, IL 60602 (312) 726-1224
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 22, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 452908106                                      PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Arthur J. Gore     SSN: ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,055,000 shares     600,000 warrants

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -----
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,055,000 shares     600,000 warrants

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -----

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,655,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.15%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 452908106                                                  PAGE 3 OF 4

ITEM 1.     Security and Issuer
            -------------------

            Class A Common Stock, $.05 Par Value
            IMREG, Inc.
            144 Elk Place
            Suite 1400
            New Orleans, LA 70112

ITEM 2.     Identity and Background
            -----------------------

            a.     Arthur J. Gore

            b.     4305 NW 75th Street
                   Gainesville, FL 32606

            c.     Chief Executive Officer
                   Mother Earth Markets
                   521 NW 13th Street
                   Gainesville, FL 32601

            d.     N/A

            e.     N/A

            f.     United States

ITEM 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

            This amendment is being filed to report the purchase by Mr. Gore of 755,000 shares of IMREG, Inc. Class A Common Stock on August 22, 1996, in a private transaction from several shareholders. The total purchase price of $7,550, or $.01 per share, was paid from Mr. Gore's personal funds.

ITEM 4.     Purpose of Transaction
            ----------------------

            The issuer, IMREG, Inc., has recently filed a petition under Chapter 7 of the United States Bankruptcy Code. Mr. Gore is attempting, independent of the issuer, to obtain financing for the Company to allow it to withdraw its bankruptcy petition. No such financing has been arranged and there is no assurance that such financing will become available. Mr. Gore has made the recent purchase outlined in
            Item 3 both to reduce his per share investment in the issuer, as well as to facilitate such financing. Mr. Gore does not intend to obtain control of the issuer, but may purchase additional shares both to protect his current investment and assist the issuer in obtaining additional investment.

CUSIP NO. 452908106                                                  PAGE 4 OF 4

ITEM 5.     Interest in Securities of the Issuer
            ------------------------------------

            a. shares beneficially owned

               Arthur J. Gore - 1,655,000 shares (includes 600,000 shares subject to right to acquire) 11.15%

            b. Arthur J. Gore

                    Sole Voting Power             1,655,000
                    Shared Voting Power              --
                    Sole Dispositive Power        1,655,000
                    Shared Dispositive Power         --

            c. Incorporate by reference responses to Items 3 and 4 above.

            d. N/A

            e. N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
            -------------------------------------------------------------

            N/A

ITEM 7.     Material to Be Filed as Exhibits
            --------------------------------

            N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8/23/96                           /s/ Arthur J. Gore
- --------------------              -------------------------
Date                              Arthur J. Gore